Filed Pursuant to Rule 424(b)(3)

Registration No. 333-202787

Prospectus Supplement No. 5 dated November 16, 2015

(To Prospectus dated May 12, 2015)

17,949,841 Shares

Common Stock

This Prospectus Supplement supplements and amends the Prospectus dated May 12, 2015 (the “Prospectus”), relating to the resale of up to 17,949,841 outstanding shares of common stock of Iveda Solutions, Inc. (the “Company”) by the selling stockholders identified in the Prospectus.

This Prospectus Supplement is being filed to include the information set forth in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed by the Company with the Securities and Exchange Commission on November 16, 2015 (the “Form 10-Q”). The Form 10-Q is attached hereto.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 16, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission File No. 000-53285

IVEDA SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Nevada	20-2222203
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1201 South Alma School Road, Suite 8500
Mesa, Arizona	85210
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (480) 307-8700

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ ]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No[X]

As of November 12, 2015 there were outstanding 27,904,739 shares of the registrant’s common stock, $0.00001 par value.

2

PART 1 – FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2015 AND DECEMBER 31, 2014

	September 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$242,796	$87,900
Restricted Cash	375,239	979,095
Accounts Receivable, Net	539,635	358,804
Inventory, Net	350,029	387,918
Other Current Assets	765,757	647,659
Total Current Assets	2,273,456	2,461,376

PROPERTY AND EQUIPMENT, NET	331,113	532,512

OTHER ASSETS
Intangible Assets, Net	111,666	126,666
Other Assets	191,099	364,320
Total Other Assets	302,765	490,986

Total Assets	$2,907,334	$3,484,874

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts and Other Payables	$1,957,575	$2,166,246
Due to Related Parties	798,440	575,000
Short Term Debt	203,850	1,080,500
Derivative Liability	60,626	112,009
Current Portion of Long-Term Debt	-	34,610
Total Current Liabilities	3,020,491	3,968,365

LONG-TERM DIVIDENDS PAYABLE	558,157	272,901

STOCKHOLDERS’ EQUITY

Preferred Stock, $0.00001 par value; 100,000,000 shares authorized Series A Preferred Stock, $0.00001 par value; 10,000,000 shares authorized, 4,003,592 shares issued and outstanding as of September 30, 2015 and December 31, 2014	40	40
Series B Preferred Stock, $0.00001 par value; 500 shares authorized, 302.5 and no shares issued and outstanding as of September 30, 2015 and December 31, 2014, respectively	-	-
Common Stock, $0.00001 par value; 100,000,000 shares authorized; 27,689,685 and 27,308,357 shares issued and outstanding as of September 30, 2015 and December 31, 2014, respectively	277	273
Additional Paid-In Capital	30,135,163	27,261,762
Accumulated Comprehensive Loss	(42,000)	(35,615)
Less Notes Receivable from Stockholder	(130,000)	(492,194)
Accumulated Deficit	(30,634,794)	(27,490,658)
Total Stockholders’ Equity (Deficit)	(671,314)	(756,392)

Total Liabilities and Stockholders’ Equity	$2,907,334	$3,484,874

See accompanying Notes to Condensed Consolidated Financial Statements

3

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUE
Equipment Sales	$780,886	$305,489	$1,922,104	$707,505
Service Revenue	41,978	162,966	187,229	465,604
Other Revenue	510	20,554	15,425	42,026
TOTAL REVENUE	823,374	489,009	2,124,758	1,215,135

COST OF REVENUE	633,926	397,173	1,627,478	921,574

GROSS PROFIT	189,448	91,836	497,280	293,561

OPERATING EXPENSES	854,600	1,220,132	2,838,326	4,278,944

LOSS FROM OPERATIONS	(665,152)	(1,128,296)	(2,341,046)	(3,985,383)

OTHER INCOME (EXPENSE)
Foreign Currency Gain	1,097	1,226	10,223	11,935
Gain on Derivatives and Debt Conversion	8,792	59,443	51,383	101,444
Gain (Loss) on Disposal of Assets	4,642	-	(24,812)	-
Interest Income	6,062	6,365	19,739	8,242
Interest Expense	(309,267)	(140,075)	(376,193)	(316,028)
Total Other Income (Expense)	(288,674)	(73,041)	(319,660)	(194,407)

LOSS BEFORE INCOME TAXES	(953,826)	(1,201,337)	(2,660,706)	(4,179,790)

BENEFIT (PROVISION) FOR INCOME TAXES	120	(38)	(12,733)	(15,917)

NET LOSS	$(953,706)	$(1,201,375)	$(2,673,439)	$(4,195,707)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.04)	$(0.10)	$(0.16)

WEIGHTED AVERAGE SHARES	27,683,644	27,308,357	27,458,942	26,968,884

See accompanying Notes to Condensed Consolidated Financial Statements

4

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Loss	$(953,706)	$(1,201,375)	$(2,673,439)	$(4,195,707)
Other Comprehensive Loss

Change in Equity Adjustment from Foreign Currency Translation, Net of Tax	(8,481)	(5,490)	(6,385)	(5,457)

Comprehensive Loss	$(962,187)	$(1,206,865)	$(2,679,824)	$(4,201,164)

See accompanying Notes to Condensed Consolidated Financial Statements

5

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Nine Months Ended	Nine Months Ended
	Sept. 30, 2015	Sept. 30, 2014
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(2,673,439)	$(4,195,707)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities
Depreciation and Amortization	148,630	165,248
Amortization of Debt Discount	-	24,946
Amortization of Deferred Financing Costs	-	54,830
Gain on Derivatives and Debt Conversion	(51,383)	(101,444)
Stock Option Compensation	100,500	242,000
Bad Debt Expense	3,085	4,699
Loss on Disposal of Assets	24,812	-
Common Stock Warrants Issued for Interest	14,826	1,285
Prepayment Discount on Stockholder Note Receivable	262,194	-
(Increase) Decrease in Operating Assets
Accounts Receivable	(208,781)	35,706
Inventory	33,580	(108,424)
Other Current Assets	(139,910)	(259,517)
Other Assets	2,727	-
(Decrease in) Accounts and Other Payables	(195,950)	(94,203)
Net Cash Used in Operating Activities	(2,679,109)	(4,230,581)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment	(7,457)	(245,437)
Proceeds from Sale of Equipment	11,325	1,292
Net Cash Provided by (Used in) Investing Activities	3,868	(244,145)

CASH FLOWS FROM FINANCING ACTIVITIES
Changes in Restricted Cash	593,300	5,287
Proceeds from (Payments on) Short-Term Notes Payable/Debt	(855,430)	922,627
Proceeds from Short-Term Debt, Related Party	-	330,000
Proceeds from Exercise of Stock Options	114	8,636
Proceeds from (Payments to) Due to Related Parties	223,440	88,000
Proceeds from Stockholder Note Receivable	100,000	-
Proceeds from (Payments on) Long-Term Debt, Net of Payments	(34,940)	2,960,663
Payments on Capital Lease Obligations	-	(2,536)
Payments on Dividends	(2,956)	-
Deferred Finance Costs, Net	-	(98,978)
Common Stock Issued, Net of (Cost of Capital)	-	(21,084)
Series B Preferred Stock Issued, Net of Cost of Capital	2,811,667	-
Net Cash Provided by Financing Activities	2,835,195	4,192,615

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(5,058)	(1,918)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	154,896	(284,029)

Cash and Cash Equivalents- Beginning of Period	87,900	559,729

CASH AND CASH EQUIVALENTS - END OF PERIOD	$242,796	$275,700

See accompanying Notes to Condensed Consolidated Financial Statements

6

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014

	Nine Months Ended	Nine Months Ended
	September 30, 2015	September 30, 2014
	(Unaudited)	(Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$56,956	$31,456
Income Tax Paid	$5,043	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Discount on Convertible Debt	$-	$113,474
Establishment of Derivative Liability	$-	$126,904
Common Stock Issued for Investor Relations	$7,500	$-
Warrants Issued for Interest Expense	$7,327	$-
Warrants Issued as Deferred Finance Costs	$-	$13,430
Accrued Interest Rolled into Convertible Debentures	$-	$78,860
Exercise of Stock Options	$114	$-
Deferred Finance Costs Allocated to APIC	$313,334	$-
Conversion of Preferred Stock to Common Stock	$1	$-
Dividends Converted to Common Stock	$2	$-

See accompanying Notes to Condensed Consolidated Financial Statements

7

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These statements should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2014. The operating results and cash flows for the nine-month period ended September 30, 2015 are not necessarily indicative of the results that will be achieved for the full fiscal year ending December 31, 2015 or for future periods.

The accompanying condensed consolidated financial statements have been prepared without audit and reflect all adjustments, consisting of normal recurring adjustments, which are, in our opinion, necessary for a fair statement of the financial position and the results of operations for the interim periods. Preparing financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Estimates are used for, but not limited to, accounting for the allowance for doubtful accounts, impairment costs, depreciation and amortization, sales returns and discounts, warranty costs, uncertain tax positions and the recoverability of deferred tax assets, stock compensation, contingencies, and the fair value of assets and liabilities disclosed. Actual results and outcomes may differ from our estimates and assumptions. The statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such SEC rules and regulations.

The balance sheet at December 31, 2014 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

Consolidation

Effective April 30, 2011, we completed our acquisition of Sole Vision Technologies (dba MEGAsys), a company based in Taiwan. We consolidate our financial statements with the financial statements of MEGAsys. All intercompany balances and transactions have been eliminated in consolidation.

Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Our Audit Report on the Consolidated Financial Statements for the year ended December 31, 2014 contained a going concern qualification. Since inception, we have generated an accumulated deficit from operations of approximately $30.6 million at September 30, 2015 and have used approximately $2.7 million in cash to fund operations through the nine months ended September 30, 2015. As a result, a significant risk exists regarding our ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from this uncertainty.

We adopted a multi-step plan to enable us to continue to operate and begin to report operating profits. The highlights of that plan are as follows:

●	We developed Sentir®, our cloud-based video management platform, and began executing on our strategy to license its use as a Video Surveillance as a Service (“VSaaS”) offering to partners such as telecommunications companies, Internet Service Providers (“ISPs”), data centers, and cable companies in order to gain access to their existing subscriber bases. Sentir was officially launched in April 2014.

●	We introduced the ZEE® line of cloud, plug-and-play cameras. The camera line includes three wireless indoor cameras, one of which is a pan/tilt (“P/T”) camera, two outdoor cameras, and a dome camera. We utilize contract manufacturers for our cloud cameras and other cloud-enabled devices. The Sentir-enabled cameras simplify service providers’ VSaaS offering to end users.

●	We developed IvedaMobile®, a cloud-hosting service that turns any smartphone or tablet into a mobile, cloud video streaming device.

8

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	In August 2015, we launched IvedaHome, a cloud-based home automation system, enabled for Sentir. The system is wireless and simple to install for the telco’s residential and small business customers.

●	We are actively collaborating with certain foreign telecommunications and manufacturing companies to resell our products and services in their respective countries and are actively engaged in such sales processes with other similar companies. We are licensing Sentir and selling the ZEE line of cameras.

●	In December 2014, we entered into an agreement (the “Debenture and Warrant Amendment”) with the holders of certain debentures (the “2013 Debentures”) and certain warrants (the “2013 Warrants”), pursuant to which the holders agreed to cancel the 2013 Debentures and convert them into an aggregate of 3,600,000 shares of our newly issued Series A Preferred Stock. As inducement to enter into the Debenture and Warrant Amendment, we issued to the holders additional warrants to purchase shares of our common stock.

●	As of the final closing of a private placement on March 13, 2015, we raised approximately $3.1 million through the sale of Series B Preferred Stock.

●	During July 2014 we launched a new website highlighting our licensing business model, which focuses on telecommunications companies, data centers, ISPs, cable companies, and other similar organizations.

●	We reduced our U.S.-based segment operating costs by eliminating our direct project-based sales channel and all costs related to project-based sales and operations to focus our activities and resources on licensing Sentir.

●	In November 2013, we hired Bob Brilon as our Chief Financial Officer and Executive Vice President of Business Development. Mr. Brilon has strong ties with the investment community and has extensive experience with strategic growth planning and domestic and foreign institutional investors, which have been and will continue to be instrumental to our market expansion, global distribution of our cloud video surveillance and data management platform, and raising capital to fund our growth. In February 2014, Mr. Brilon was appointed as our President.

Concentrations

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable.

Substantially all cash is deposited in two financial institutions, one in the United States and one in Taiwan. At times, amounts on deposit in the United States may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Deposits in Taiwan financial institutions are insured by Central Deposit Insurance Corporation (“CDIC”) with maximum coverage of NTD 3 million. At times, amounts on deposit in Taiwan may be in excess of the CDIC insurance limit.

Accounts receivable are unsecured, and we are at risk to the extent such amount becomes uncollectible. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. U.S.-based segment revenue from two customers represented approximately 28% of total revenue for the nine months ended September 30, 2015, and four customers represented approximately 91% of the total U.S.-based segment accounts receivable at September 30, 2015. Taiwan-based segment revenue from three customers represented approximately 79% of total revenue for the nine months ended September 30, 2015, and four customers represented approximately 96% of total Taiwan-based segment accounts receivable at September 30, 2015.

9

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Intangible assets consist of trademarks and other intangible assets associated with the purchase price allocation of MEGAsys. Such assets are being amortized over their estimated useful lives ranging from nine months to ten years. Other intangible assets are fully amortized at September 30, 2015. Future amortization of trademarks is as follows:

2015	$5,000
2016	20,000
2017	20,000
2018	20,000
Thereafter	46,666
Total	$111,666

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of September 30, 2015 and December 31, 2014. The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accounts receivable, accounts payable, accrued expenses, and amounts due to related parties. Fair values were assumed to approximate carrying values for these financial instruments because either they are short-term in nature and their carrying amounts approximate their fair values or they are receivable or payable on demand.

Derivative Financial Instruments

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at the reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based derivative financial instruments, we use the Black-Scholes option pricing model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date. Our derivative liability relates to the 2013 Warrants issued in connection with the 2013 Debentures (subsequently converted to Series A Preferred Stock on December 9, 2014). These warrants contain a ratchet provision, which allows the exercise price to adjust downward based on certain events.

Segment Information

We conduct operations in various geographic regions. The operations conducted and the customer bases located in the foreign countries are similar to the operations conducted and the customer bases located in the United States. The net revenue and net assets (liabilities) for other significant geographic regions are as follows:

	September 30, 2015
	Net Revenue	Net Assets (Liabilities)
United States	$201,032	$(553,187)
Republic of China (Taiwan)	$1,923,726	$(118,127)

10

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Furthermore, due to operations in various geographic locations, we are susceptible to changes in national, regional, and local economic conditions, demographic trends, consumer confidence in the economy, and discretionary spending priorities that may have a material adverse effect on our future operations and results.

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit them back to the applicable governmental agencies on a periodic basis. The taxes and fees are legal assessments to the customer, for which we have a legal obligation to act as a collection agent. Because we do not retain the taxes and fees, we do not include such amounts in revenue. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable governmental agencies.

We operate two reportable business segments as defined in ASC 280, “Segment Reporting.” We have a U.S.-based segment, Iveda, and a Taiwan-based segment, MEGAsys. Each segment has a chief operating decision maker and management personnel who review their respective segment’s performance as it relates to revenue, operating profit, and operating expenses.

11

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Statements of operations for the three and nine months ended September 30, 2015 for each of our reporting segments are provided below.

	Three Months	Three Months	Condensed
	Ended Sept. 30, 2015	Ended Sept. 30, 2015	Consolidated
	Iveda	MEGAsys	Total

Revenue	$52,797	$770,577	$823,374
Cost of Revenue	37,546	596,380	633,926
Gross Profit	15,251	174,197	189,448
Depreciation and Amortization	36,236	3,092	39,328
General and Administrative	683,358	131,914	815,272
Gain (Loss) from Operations	(704,343)	39,191	(665,152)
Foreign Currency Gain	929	168	1,097
Gain on Derivatives	8,792	-	8,792
Gain on Disposal of Assets, Net	4,642	-	4,642
Interest Income	6,068	(6)	6,062
Interest Expense	(300,071)	(9,196)	(309,267)
Gain (Loss) Before Income Taxes	(983,983)	30,157	(953,826)
Benefit (Provision) for Income Taxes	-	120	120
Net Income (Loss)	$(983,983)	$30,277	$(953,706)

	Nine Months	Nine Months	Condensed
	Ended Sept. 30, 2015	Ended Sept. 30, 2015	Consolidated
	Iveda	MEGAsys	Total

Revenue	$201,032	$1,923,726	$2,124,758
Cost of Revenue	166,589	1,460,889	1,627,478
Gross Profit	34,443	462,837	497,280
Depreciation and Amortization	137,366	11,264	148,630
General and Administrative	2,341,815	347,881	2,689,696
Gain (Loss) from Operations	(2,444,738)	103,692	(2,341,046)
Foreign Currency Gain	8,644	1,579	10,223
Gain on Derivatives	51,383	-	51,383
Loss on Disposal of Assets, Net	(24,812)	-	(24,812)
Interest Income	18,273	1,466	19,739
Interest Expense	(348,584)	(27,609)	(376,193)
Gain (Loss) Before Income Taxes	(2,739,834)	79,128	(2,660,706)
Benefit (Provision) for Income Taxes	-	(12,733)	(12,733)
Net Income (Loss)	$(2,739,834)	$66,395	$(2,673,439)

12

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue as shown below represents sales to external customers for each segment. Intercompany revenue is immaterial and has been eliminated.

Additions to long-lived assets as presented in the following table represent capital expenditures.

Inventories and property and equipment for operating segments are regularly reviewed by management and are therefore provided below.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenue
United States	$52,797	$270,142	$201,032	$791,911
Republic of China (Taiwan)	770,577	218,867	1,923,726	423,224
	$823,374	$489,009	$2,124,758	$1,215,135

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating Earnings (Loss)
United States	$(704,343)	$(1,061,072)	$(2,444,738)	$(3,856,447)
Republic of China (Taiwan)	39,191	(67,224)	103,692	(128,936)
	$(665,152)	$(1,128,296)	$(2,341,046)	$(3,985,383)

	Nine Months Ended
	September 30,
	2015	2014
Property and Equipment, Net
United States	$324,064	$543,580
Republic of China (Taiwan)	7,049	20,966
	$331,113	$564,546

	Nine Months Ended
	September 30,
	2015	2014
Additions to (Deletions from) Long-Lived Assets
United States	$(6,295)	$245,437
Republic of China (Taiwan)	(1,162)	-
	$(7,457)	$245,437

13

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Nine Months Ended
	September 30,
	2015	2014
Inventory
United States	$247,810	$318,560
Republic of China (Taiwan)	102,219	119,109
	$350,029	$437,669

	Nine Months Ended
	September 30,
	2015	2014
Total Assets
United States	$1,110,608	$1,583,716
Republic of China (Taiwan)	1,796,726	2,236,931
	$2,907,334	$3,820,647

Reclassification

Certain amounts in 2014 may have been reclassified to conform to the 2015 presentation.

New Accounting Standards

There were no new standards recently issued which would have an impact on our operations or disclosures.

NOTE 2	SHORT-TERM DEBT

The short term debt balances were as follows:

	September 30, 2015	December 31, 2014

Loan from Shanghai Bank at 3.24% interest rate per annum. Due July - March 2016.	$52,850	$325,500

Loan from Hua Nan Bank at 3.26% interest rate per annum. Due November - December 2015.	151,000	315,000

Loan from SinoPac Bank at 3.26% interest rate per annum. Due July 2015.	-	315,000

KTV Holding, LLC at 9.5% interest rate per annum. Paid January 26, 2015.	-	75,000

A&A Property Investments, Inc. at 9.5% interest rate per annum. Paid January 26, 2015	-	50,000

Balance at end of period	$203,850	$1,080,500

14

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	EQUITY

Preferred Stock

We are currently authorized to issue up to 100,000,000 shares of preferred stock, par value $0.00001 per share, 10,000,000 shares of which are designated as Series A Preferred Stock and 500 shares of which are designated as Series B Preferred Stock. Our Articles of Incorporation authorize the issuance of shares of preferred stock with designations, rights, and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the stockholders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of our company.

Series A Preferred Stock

We are authorized to issue up to 10,000,000 shares of Series A Preferred Stock. Each share of Series A Preferred Stock accrues cumulative dividends at a rate of 9.5% per annum on the original issue price of $1.00 per share. Accrued but unpaid dividends are payable by us, either in cash or in shares of our common stock, upon the occurrence of a Liquidation Event (as defined in our Articles of Incorporation) or upon conversion of the shares into shares of our common stock. In addition, in the event of any liquidation, dissolution, or winding up of our company, the holders of Series A Preferred Stock are entitled to receive distributions of any of the assets of our company prior and in preference to the holders of our common stock, but after distribution of any assets of our company to the holders of our Series B Preferred Stock in an amount equal to the Series B Preferred Stock’s original issue price plus any accrued but unpaid dividends.

Each share of Series A Preferred Stock is convertible at the option of the holder, at any time, into shares of our common stock equal to the original issue price divided by an adjusted conversion price of $0.97 per share of Series A Preferred Stock, subject to certain adjustments. On June 30, 2017, all shares of Series A Preferred Stock not already converted will automatically convert into shares of our common stock at the then-applicable conversion price.

The holders of Series A Preferred Stock have the same voting rights as, and vote as a single class with, the holders of our common stock. Each holder of our Series A Preferred Stock is entitled to the number of votes equal to the number of shares of our common stock into which such shares of Series A Preferred Stock may be converted. In addition, in the event we sell, grant, or issue any Common Stock Equivalent (as defined in our Articles of Incorporation) at a price per share that is lower than the then-applicable conversion price for the Series A Preferred Stock, the conversion price for the Series A Preferred Stock will be adjusted to account for the dilutive issuance. If we effectuate a stock split or subdivision of our common stock or our Board of Directors declares a dividend payable in our common stock, the conversion price for the Series A Preferred Stock will be appropriately decreased to protect the Series A Preferred Stock holders from any dilutive effect of the stock split, subdivision, or stock dividend. Similarly, if the number of shares of our common stock outstanding decreases due to a reverse stock split or other combination of the outstanding shares of our common stock, then the applicable conversion price of the Series A Preferred Stock will increase in order to proportionately decrease the number of shares issuable upon conversion. Holders of our Series A Preferred Stock have no sinking fund or redemption rights.

Series B Preferred Stock

We are authorized to issue up to 500 shares of Series B Preferred Stock. Each share of Series B Preferred Stock accrues dividends at a rate of 9.5% per annum on the original issue price of $10,000 per share. Dividends on the Series B Preferred Stock accrue daily and compound annually. All accrued but unpaid dividends on the Series B Preferred Stock must be paid, declared, or set aside prior to the declaration of any dividend on any class of stock that is junior in preference to the Series B Preferred Stock. Dividends on the Series B Preferred Stock are paid quarterly, beginning on July 1, 2015 in either cash or shares of our common stock. In addition, all accrued but unpaid dividends are payable by us, either in cash or in shares of our common stock, upon the occurrence of a Liquidation Event (as defined in our Articles of Incorporation) or upon the conversion of the shares into shares of our common stock.

In the event of any liquidation, dissolution, or winding up of our company, the holders of Series B Preferred Stock are entitled to receive distributions of any of the assets of our company equal to 100% of the original issue price plus all accrued but unpaid dividends prior and in preference to the holders of Series A Preferred Stock and holders of our common stock. We also have the option to redeem all, but not less than all, of the Series B Preferred Stock, provided that certain conditions have been met. Should we choose to redeem the outstanding shares of our Series B Preferred Stock, we are required to pay the original purchase price plus all accrued but unpaid dividends. Each share of Series B Preferred Stock is convertible at the option of the holder, at any time, into shares of our common stock equal to the original issue price divided by an initial conversion price of $0.75 per share of Series B Preferred Stock, subject to certain adjustments. On December 31, 2017, all shares of our Series B Preferred Stock not already converted will automatically convert into shares of our common stock at the then-applicable conversion price.

15

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The holders of Series B Preferred Stock have no voting rights, except as are expressly provided in our Articles of Incorporation or required by law. Without the approval of at least a majority of the outstanding Series B Preferred Stock, we may not authorize or issue (i) any additional or other shares of capital stock that are of senior rank to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions, or payments upon the liquidation, dissolution, and winding up of our company, (ii) any additional or other shares of capital stock that are of equal rank to the shares of Series B Preferred Stock in respect of the preferences as to dividends, distributions, or payments upon the liquidation, dissolution, and winding up of our company, or (iii) any capital stock junior in preference to the Series B Preferred Stock having a maturity date that is prior to the maturity date of the Series B Preferred Stock. Furthermore, if we consummate a Fundamental Transaction (as defined in our Articles of Incorporation) while shares of our Series B Preferred Stock are outstanding, then the holders of those outstanding shares have the right to receive, upon conversion of the Series B Preferred Stock, the same amount and kind of securities, cash, or property as they would have received if they would have been holders of the number of shares of common stock issuable upon conversion in full of all shares of our Series B Preferred Stock immediately prior to the Fundamental Transaction.

In addition, in the event we sell, grant, or issue any Common Stock Equivalent (as defined in our Articles of Incorporation) at a price per share that is lower than the then-applicable conversion price for the Series B Preferred Stock (the “Effective Price”), the conversion price for the Series B Preferred Stock will be adjusted to the Effective Price.

If we effectuate a stock split or subdivision of our common stock or our Board of Directors declares a dividend payable in our common stock, the conversion price for the Series B Preferred Stock will be appropriately decreased to protect the Series B Preferred Stock holders from any dilutive effect of the stock split, subdivision, or stock dividend. Similarly, if the number of shares of our common stock outstanding decreases due to a reverse stock split or other combination of the outstanding shares of our common stock, then the applicable conversion price of the Series B Preferred Stock will increase in order to proportionately decrease the number of shares issuable upon conversion. Holders of our Series B Preferred Stock have no sinking fund rights.

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.00001 per share. All outstanding shares of our common stock are of the same class and have equal rights and attributes. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of our company. Our common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding shares of our common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election. Holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by our Board of Directors. In the event of liquidation, dissolution, or winding up of our company, subject to the preferential liquidation rights of any series of preferred stock that we may from time to time designate, the holders of our common stock are entitled to share ratably in all of our assets remaining after payment of all liabilities and preferential liquidation rights. Holders of our common stock have no conversion, exchange, sinking fund, redemption, or appraisal rights (other than such as may be determined by the Board of Directors in its sole discretion) and have no preemptive rights to subscribe for any of our securities.

During the nine months ended September 30, 2015, we issued 10,000 shares of common stock in partial payment for investor relations services.

During the nine months ended September 30, 2015, we issued 236,855 shares of common stock in payment of dividends to preferred stockholders.

During the nine months ended September 30, 2015, 1,140 options for common stock were exercised.

Notes Receivable from Stockholder

In September 2014, an advisor/stockholder of our company exercised warrants to purchase 200,000 and 300,000 shares of common stock, granted at an exercise price of $1.02 and $1.00 per share, respectively, in exchange for 5% promissory notes totaling $504,000 due at the extended maturity date of June 30, 2017. Early payments have been received and $11,806 has been applied to the principal. At September 30, 2015, a prepayment discount was negotiated amending the total outstanding to $230,000. $100,000 was received on September 30, 2015, and $130,000 was received on October 20, 2015.

16

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	STOCK OPTIONS AND WARRANTS

Stock Options

We have granted non-qualified stock options to employees, contractors, and directors as equity compensation and to debenture holders for the extension of debenture maturity dates. All non-qualified options are generally issued with an exercise price no less than the fair market value of the common stock on the date of the grant as determined by our Board of Directors. Options may be exercised up to ten years following the date of the grant, with vesting schedules determined by us upon grant. Vesting schedules vary by grant, with some fully vesting immediately upon grant and others vesting ratably over a period of time up to four years. Standard vested options may be exercised up to three months following the date of termination of the relationship with the employee, contractor, or director unless alternate terms are specified at grant. The fair values of options are determined using the Black-Scholes option-pricing model. The estimated fair value of options is recognized as expense on the straight-line basis over the options’ vesting periods.

Stock option transactions during the nine months ended September 30, 2015 were as follows:

	Nine months ended September 30, 2015
	Shares	Weighted- Average Exercise Price
Outstanding at Beginning of Year	5,953,227	$1.03
Granted	291,000	0.77
Exercised	(1,140)	0.10
Forfeited or Canceled	(429,083)	1.16
Outstanding at End of Period	5,814,004	0.97
Options Exercisable at End of Period	5,750,379	$0.98
Weighted-Average Fair Value of Options Granted During the Period	$0.16

Information with respect to stock options outstanding and exercisable as of September 30, 2015 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2015	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at September 30, 2015	Weighted- Average Exercise Price
$0.10 - $1.75	5,814,004	7	$0.97	5,750,379	$0.98

17

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted:

2015
Expected Life	6.25 yrs
Dividend Yield	0%
Expected Volatility	18.35%
Risk-Free Interest Rate	1.99%

Expected volatility for 2015 and 2014 was estimated by using the Dow Jones U.S. Industry Indices sector classification methodology for industries similar to that in which we operate. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. The expected life of the options is based on the actual expiration date of the grant.

Warrants

We have periodically issued warrants to purchase shares of common stock as equity compensation to officers, directors, employees, and consultants. We have also issued warrants as incentive in connection with the purchase of debt and equity securities.

As of September 30, 2015, warrants to purchase 7,610,303 shares of common stock were outstanding, all of which were issued either as equity compensation or in connection with financing transactions. Vesting schedules vary by grant, with some fully vesting immediately upon grant and others vesting ratably over a period of time up to four years. The warrants expire during a range from two to ten years following the date of the grant. The fair value of warrants is determined using the Black-Scholes option-pricing model. The estimated fair value of warrants is recognized as expense on the straight-line basis over the warrants’ vesting periods.

Warrant transactions during the nine months ended September 30, 2015 were as follows:

Outstanding at December 31, 2014	3,749,550
Granted	4,369,162
Exercised	-
Forfeited or Canceled	(508,409)
Warrants Redeemable at September 30, 2015	7,610,303

NOTE 5	RELATED PARTY TRANSACTIONS

During June 2015 MEGAsys entered into an unsecured loan agreement with two of its directors, Mr. Cheung and Mr. Shiau for $18,120 and $36,240, respectively. During July 2015 MEGAsys entered into additional unsecured loans from Mr. Cheung for $314,080. All of the loans are at maximum of 8.8% interest per annum and mature December 31, 2015.

On December 30, 2014, we entered into a debenture agreement with Joe Farnsworth, a member of our Board of Directors, for $10,000, at 9.5% interest per annum. We paid the principal and accrued interest on the Farnsworth debenture in full on January 26, 2015.

On December 9, 2014, we entered into a debenture agreement with Robert Gillen, a member of our Board of Directors, for $100,000, at 9.5% interest per annum and a warrant was granted to purchase 25,000 shares of our common stock at an exercise price of $1.00 per share, with interest and principal payable on January 5, 2015. On January 5, 2015, Mr. Gillen received another warrant to purchase 25,000 shares of our common stock at an exercise price of $1.00 per share. We paid the principal and accrued interest on the Gillen debenture in full on February 4, 2015.

On October 14, 2014, we entered into a debenture agreement with Mr. Farnsworth, a member of our Board of Directors, for $35,000, at 9.5% interest per annum. We paid the principal and accrued interest on the Farnsworth debenture in full on February 4, 2015.

On September 10, 2014, we entered into a debenture agreement with Alex Kuo, a member of the Board of Directors, for $30,000, through his wife, Li-Min Hsu, at 9.5% interest per annum with interest and principal payable on the extended maturity date of December 31, 2015. As consideration for the extension of the debenture, we granted Mrs. Hsu options to purchase 3,000 shares of our common stock with an exercise price of $0.77 per share.

On September 8, 2014, we entered into a debenture agreement with Mr. Kuo’s wife, Li-Min Hsu, for $100,000, at 9.5% interest per annum with interest and principal payable on the extended maturity date of December 31, 2015. As consideration for the extension of the debenture, we granted Mrs. Hsu options to purchase 10,000 shares of our common stock with an exercise price of $0.77 per share.

18

IVEDA SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On August 28, 2014, we entered into a debenture agreement with Gregory Omi, a member of the Board of Directors of the Company, for $200,000, at 9.5% interest per annum with interest and principal payable on the extended maturity date of December 31, 2015. As consideration for the extension of the debenture, we granted Mr. Omi options to purchase 20,000 shares of our common stock with an exercise price of $0.77 per share.

On November 19, 2012, we entered into a convertible debenture agreement with Mr. Gillen, a member of our Board of Directors, for $100,000, under his company Squirrel-Away, LLC. Under the original terms of the agreement, interest is payable at 10% per annum and became due on December 19, 2014. The debenture was extended to January 5, 2015. On June 20, 2013, interest of $5,000 was paid on the debenture. As consideration for agreeing to extend the maturity date of the debenture to December 31, 2015, we granted Mr. Gillen options to purchase 10,000 shares of our common stock at an exercise price of $0.77 per share.

NOTE 6	EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the numerators and denominators reflected in the basic and diluted earnings per share computations, as required by ASC No. 260, “Earnings per Share.”

Basic earnings per share (“EPS”) is computed by dividing reported earnings available to stockholders by the weighted average shares outstanding. We had net losses for the years ended December 31, 2014 and 2013 and the effect of including dilutive securities in the earnings per common share would have been anti-dilutive for the purpose of calculating EPS. Accordingly, all options, warrants, and shares potentially convertible into common shares were excluded from the calculation of diluted earnings per share for the quarters ended September 30, 2015 and 2014 and the nine months ended September 30, 2015 and 2014. Total common stock equivalents that could be convertible into common stock were 21,585,017 and 11,682,521 for September 30, 2015 and 2014, respectively.

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Basic EPS
Net Loss	$(953,706)	$(1,201,375)	$(2,673,439)	$(4,195,707)
Weighted Average Shares	27,683,644	27,308,357	27,458,942	26,968,884
Basic and Diluted Loss Per Share	$(0.03)	$(0.04)	$(0.10)	$(0.16)

NOTE 7	SUBSEQUENT EVENTS

We signed an agreement with Nguyen Business & Investment Co., Ltd. as our exclusive reseller in Vietnam. We have received a deposit of $50,000 against a committed $1,000,000 prepaid Sentir license to be paid in full on or before December 15, 2015.

Nguyen Business & Investment Co., Ltd. has formed Iveda Vietnam CO., LTD (“Iveda Vietnam”) to be the operating entity to license the Sentir platform and purchase hardware such as Iveda’s ZEE plug and play cameras and IvedaHome cloud automation system. The IvedaMobile app, which leverages existing smartphones to stream live video, will also be licensed country-wide by Iveda Vietnam to mobile phone providers.

Iveda Vietnam will resell the prepaid Sentir licenses to telecommunications, datacenter and manufacturing customers in Vietnam, with some of which we have previously announced contracts. Iveda Vietnam will facilitate finance and logistics aspects of our current contracts with the largest telecommunications customers in Vietnam.

Iveda Vietnam will make working capital available for deposits or payments required by our hardware contract manufacturers to facilitate purchasing by telecom customers on terms acceptable in Vietnam. Upon receipt of the $1,000,000 prepaid license fee, we will grant each of the three principals of Iveda Vietnam a five-year warrant to purchase 100,000 shares of our common stock at $1.00 per share.

19

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and associated notes appearing elsewhere in this Quarterly Report Form 10-Q and with our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014.

Note Regarding Forward-Looking Information

This Quarterly Report on Form 10-Q contains forward looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Quarterly Report on Form 10-Q, including statements regarding future events, our future financial performance, business strategy, and plans and objectives for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including the risks outlined under “Risk Factors” or elsewhere in this Quarterly Report on Form 10-Q or discussed in our Annual Report on Form 10-K for the year ended December 31, 2014, which may cause our or our industry’s actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this Quarterly Report on Form 10-Q. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Quarterly Report on Form 10-Q to conform our statements to actual results or changed expectations.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Conditions and Results of Operations is based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. A description of our critical accounting policies and related judgments and estimates that affect the preparation of our financial statements is set forth in Item 7, “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” of our Annual Report on Form 10-K for the year ended December 31, 2014. Such policies are unchanged.

Overview

We developed Sentir, a proprietary video surveillance and data management platform with big data storage technology for flexible and scalable distribution of hosted video surveillance services to end users. Sentir has an enterprise-class video hosting architecture, utilizing robust data centers. Sentir is ideal for service providers such as telecommunications companies, Internet service providers (“ISPs”), data centers, and cable companies with an existing physical infrastructure that are looking to add video surveillance services to their customer offerings. Sentir allows scalability, flexibility, and centralized video management, access, and storage. The advantage this platform offers end users is that there is no need to buy and maintain video surveillance software and hardware. This platform enables real-time viewing and recorded playback of video on computers and mobile devices with push notifications and alerts. Our expertise allows us to enable large service providers to offer cloud-based plug-and-play video surveillance using our Sentir platform.

Historically, we sold and installed video surveillance equipment, primarily for security purposes and secondarily for operational efficiencies and marketing. We also provided video hosting, in-vehicle streaming video, archiving, and real-time remote surveillance services to a variety of businesses and organizations. Our principal sources of revenue were derived from monthly fees from video hosting and real-time surveillance services and one-time fees for equipment sales and installation.

In 2014, we shifted our revenue model from direct project-based sales to licensing Sentir and selling Sentir-enabled plug-and-play cloud cameras to service providers such as telecommunications companies, ISPs, data centers, and cable companies already providing services to an existing customer base. Partnering with service providers that have an existing loyal subscriber base allows us to focus on our customers, the service providers. We leverage their end-user infrastructure to sell, bill, and provide customer service for the Sentir cloud video surveillance offering. This business model provides dual revenue streams – one from camera sales to the service providers and the other from monthly Sentir licensing fees on a per-camera activation basis.

20

In April 2011, we completed our acquisition of MEGAsys, a company founded in 1998 by a group of sales and research and development professionals from Taiwan Panasonic Company. MEGAsys, our subsidiary in Taiwan, specializes in deploying new, and integrating existing, video surveillance systems for airports, commercial buildings, government customers, data centers, shopping centers, hotels, banks, and Safe City initiatives in Taiwan and other neighboring countries. MEGAsys combines security surveillance products, software, and services to provide integrated security solutions to the end user. Through MEGAsys, we have access not only to Asian markets but also to Asian manufacturers and engineering expertise. MEGAsys is our research and development arm, working with a team of developers and managing our relationship with the Industrial Technology Research Institute (“ITRI”) in Taiwan. MEGAsys also houses the application engineering team that supports Sentir implementation for our service provider customers in Asia. The acquisition of MEGAsys provided the following benefits to our business:

●	An established presence and credibility in Asia and access to the Asian market.

●	Relationships in Asia for cost-effective research and development of new product offerings and securing the best pricing for end user devices.

●	Sourcing of products directly using MEGAsys’s product sourcing expertise to enhance our custom integration capabilities.

●	Cost reductions for infrastructure equipment through direct OEM relationships.

●	Enhancements to the global distribution potential for our products and services.

In April 2009, the Department of Homeland Security (“DHS”) approved us as a Qualified Anti-Terrorism Technology provider under a formal SAFETY Act Designation. The designation gives us, our partners, and our customers certain liability protection. We became the first, and currently remain the only, company to offer real-time Internet Protocol (“IP”) video hosting and remote surveillance services with a SAFETY Act Designation. Our SAFETY Act Designation was renewed in October 2014.

In November 2012, we signed a cooperation agreement with ITRI, a research and development organization based in Taiwan. Together with ITRI, we have developed cloud-video services. Pursuant to the cooperation agreement, we received the right to license some of ITRI’s patents that were used in the development. We also have exclusive rights to license the products and services we develop in cooperation with ITRI.

In June and August 2014, in collaboration with Filcomserve, our exclusive distributor in the Philippines, we shipped our ZEE cloud plug-and-play cameras for delivery to the Philippine Long Distance Telephone Company (“PLDT”) for distribution to its customers with a cloud video surveillance service offering, utilizing our Sentir platform. In February 2015, we received from Filcomserve a follow-on order to deliver 10,000 of our ZEE cloud plug-and-play cameras. The cameras will be delivered to PLDT, Filcomserve’s largest customer upon payment in full. In addition to the $1.3 million of revenue to be generated by the February 2015 purchase order of our ZEE cameras, we will receive a monthly licensing fee for each camera activated on the Sentir platform.

In December 2014, we entered into a Framework Agreement with Vietnam Posts and Telecommunications Group (“VNPT”), the largest telecommunications company in Vietnam, to install Sentir at its data centers and conduct technical testing for mass distribution of our ZEE cameras to its existing customer base.

New Accounting Standards

There were no new standards recently issued which would have an impact on our operations or disclosures.

Results of Operations

Net Revenue. We recorded net consolidated revenue of $823,374 for the three months ended September 30, 2015, compared to $489,009 for the three months ended September 30, 2014, an increase of $334,365, or 68%. In the three months ended September 30, 2015, our recurring service revenue was $41,978, or 5% of net consolidated revenue, and our equipment sales and installation revenue was $780,886, or 95% of net consolidated revenue, compared to recurring service revenue of $162,966, or 33% of net consolidated revenue, and equipment sales and installation revenue of $305,489, or 62% of net consolidated revenue, for the same period in 2014. Our U.S.-based segment saw a decrease of $217,345 in net consolidated revenue during the three months ended September 30, 2015, while our Taiwan-based segment revenue increased by $551,711 during the same period. The decrease in U.S.-based segment revenue was due to the transition from direct project-based sales to our new business model of licensing Sentir and selling Sentir-enabled plug-and-play cloud cameras to service providers such as telecommunications companies, ISPs, data centers, and cable companies. In addition, we entered into an assignment agreement for the IvedaSentry monitoring portion of our business, which includes a 24-month revenue sharing arrangement. The increase in Taiwan-based segment revenue was primarily due to progress on long-term contracts awarded during 2014 and 2015.

We recorded net consolidated revenue of $2.1 million for the nine months ended September 30, 2015, compared to $1.2 million for the nine months ended September 30, 2014, an increase of $909,623, or 75%. In the nine months ended September 30, 2015, our recurring service revenue was $187,229, or 9% of revenue, and our equipment sales and installation revenue was $1.9 million, or 90% of revenue, compared to recurring service revenue of $465,604, or 38% of revenue, and equipment sales and installation revenue of $707,505, or 58% of revenue, for the same period in 2014. Our U.S.-based segment saw a decrease of $590,878 in net consolidated revenue during the nine months ended September 30, 2015, while our Taiwan-based segment revenue increased by $1.5 million during the same period. The decrease in U.S.-based segment revenue was due to transition from direct project-based sales to our new business model of licensing Sentir and selling Sentir-enabled plug-and-play cloud cameras to service providers such as telecommunications companies, ISPs, data centers, and cable companies. In addition, we entered into an assignment agreement for the IvedaSentry monitoring portion of our business, which includes a 24-month revenue sharing arrangement. The increase in Taiwan-based segment revenue was due to continued progress on long-term contracts during the nine months ended September 30, 2015 awarded during 2014 and 2015.

21

Cost of Revenue. Total cost of revenue was $633,926 (77% of revenue, representing a gross margin of 23%) for the three months ended September 30, 2015, compared to $397,173 (81% of revenue, representing a gross margin of 19%) for the same period in 2014, an increase of $236,753, or 60%. The U.S.-based segment decrease in cost of revenue and increase in gross margin corresponds with the revenue-sharing arrangement pursuant to the IvedaSentry monitoring assignment. The Taiwan-based segment increased cost of revenue and gross margin were primarily due to progress on long-term contracts.

Total cost of revenue was $1,627,478 (77% of revenue, representing gross margin of 23%) for the nine months ended September 30, 2015, compared to $921,574 (76% of revenue, representing a gross margin of 24%) for the nine months ended September 30, 2014, an increase of $705,904, or 77%. The U.S.-based segment decrease in cost of revenue corresponds with the revenue-sharing arrangement pursuant to the IvedaSentry monitoring assignment. The Taiwan-based segment increased cost of revenue and gross margin were primarily due to progress on long-term contracts during the nine months ended September 30, 2015.

Operating Expenses. Operating expenses were $854,600 for the three months ended September 30, 2015, compared to $1.2 million for the same period in 2014, a decrease of $365,532, or 30%. The decrease in operating expenses was primarily related to a continued decrease in personnel, direct project-based marketing and sales expenses, consulting, and research and development expenses.

Operating expenses were $2.8 million for the nine months ended September 30, 2015, compared to $4.3 million for the nine months ended September 30, 2014, a decrease of $1.5 million, or 35%. The decrease in operating expenses in 2015 over 2014 was primarily related to a continued decrease in personnel, direct project-based marketing and sales expenses, consulting, and research and development expenses.

Loss from Operations. As a result of the increase in revenue and the decrease in operating expenses, loss from operations decreased to $665,152 for the three months ended September 30, 2015, compared to $1.1 million for the same period in 2014, a decrease in loss of $463,144, or 41%.

As a result of the overall increase in revenue and the decrease in operating expenses, loss from operations decreased to $2.3 million for the nine months ended September 30, 2015, compared to $4.0 million for the nine months ended September 30, 2014, a decrease in loss of $1.7 million, or 41%.

Other Expense-Net. Other expense-net was $288,674 for the three months ended September 30, 2015, compared to $73,041 for the same period in 2014, an increase of $215,633, or 295%. The change is primarily due to the decrease of gain recorded on derivative liability, interest expense on the converted debentures, increase in prepayment discount on stockholder note receivable, and loss on disposed assets.

Other expense-net was $319,660 for the nine months ended September 30, 2015, compared to $194,407 for the nine months ended September 30, 2014, an increase of $125,253, or 64%. The increase is primarily related to prepayment discount on stockholder note receivable, interest expense on the converted debentures, with reductions from loss on disposed assets.

Net Loss. Net loss was $953,706 for the three months ended September 30, 2015, compared to $1.2 million for the same period in 2014. The decrease of $247,669, or 21%, was primarily due to a decrease in U.S.-based segment operating expenses, including personnel, direct project-based marketing and sales expenses, consulting, and research and development expenses in 2015 and an increase in Taiwan-based segment revenue.

The decrease of $1.5 million, or 36%, in the net loss to $2.7 million for the nine months ended September 30, 2015, from $4.2 million for the nine months ended September 30, 2014, was primarily the effect of an increase in gross profit and a decrease in operating expenses.

Liquidity and Capital Resources

As of September 30, 2015, we had cash and cash equivalents of $136,320 in our U.S.-based segment and $106,476 in our Taiwan-based segment, compared to $26,661 in our U.S.-based segment and $61,239 in our Taiwan-based segment as of December 31, 2014. This increase in our cash and cash equivalents is primarily a result of the early collection of a note receivable and operating profit from Taiwan operations. There are no legal or economic factors that materially impact our ability to transfer funds between our U.S.-based and Taiwan-based segments.

Net cash used in operating activities during the nine months ended September 30, 2015 was $2.7 million compared to $4.2 million during the nine months ended September 30, 2014. Net cash used in operating activities for the nine months ended September 30, 2015 consisted primarily of the net loss offset by approximately $148,630 of depreciation and amortization, $100,500 in non-cash stock option compensation, and $262,194 of prepayment discount on stockholder note receivable. Cash used in operating activities for the nine months ended September 30, 2014 consisted primarily of the net loss offset by $165,248 of depreciation and amortization and $242,000 in non-cash stock option compensation.

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Net cash provided by investing activities for the nine months ended September 30, 2015 was $3,868. Net cash used in investing activities during the nine months ended September 30, 2014 was $244,145 primarily from the purchase of property and equipment consisting of externally developed software.

Net cash provided by financing activities for the nine months ended September 30, 2015 was $2.8 million compared with $4.2 million during the nine months ended September 30, 2014. Net cash provided by financing activities in 2015 consisted primarily of proceeds from the sale of Series B Preferred Stock, stockholders note receivable proceeds, short-term debt proceeds, and related party short-term debt proceeds. Net cash provided by financing activities in 2014 consisted primarily of the Series A convertible debt converted to Series A Preferred Stock in December 2014, long-term debt proceeds, short-term debt proceeds, and related party short-term debt proceeds.

We have experienced significant operating losses since our inception. At September 30, 2015, we had approximately $22.0 million in net operating loss carryforwards available for federal income tax purposes, which will begin to expire in 2025 and could have significant restrictions for use resulting from equity issuances and change of ownership. We did not recognize any benefit from the federal net operating loss carryforwards in 2014. We also had approximately $18.0 million in state net operating loss carryforwards, which began to expire in 2014.

We have limited liquidity and have not yet established a stabilized source of revenue sufficient to cover operating costs, based on our current estimated burn rate. Accordingly, our continuation as a going concern is dependent upon our ability to generate greater revenue through increased sales and/or our ability to raise additional funds through the capital markets. During the year ended December 31, 2014, we engaged an investment bank to assist in evaluating potential equity financing opportunities. The investment bank became the exclusive placement agent for the private placement of Series B Preferred Stock. We raised an aggregate of $3.1 million through the sale of Series B Preferred Stock. No assurance can be given that we will be successful in future financing and revenue-generating efforts. Even if funding is available, we cannot assure investors that it will be available on terms that are favorable to our existing stockholders. Additional funding may be achieved through the issuance of equity or debt securities that could be significantly dilutive to the percentage ownership of our existing stockholders. In addition, these newly issued securities may have rights, preferences, or privileges senior to those of our existing stockholders. Accordingly, such a financing transaction could materially and adversely impact the price of our common stock.

Substantially all of our cash is deposited in two financial institutions, one in the United States and one in Taiwan. At times, amounts on deposit in the United States may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Deposits in Taiwan financial institutions are insured by CDIC Central Deposit Insurance Corporation (“CDIC”) with maximum coverage of NTD 3 million. At times, amounts on deposit in Taiwan may be in excess of the CDIC insurance limit.

Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. Although we perform periodic evaluations of our customers’ credit and financial condition, we generally do not require collateral in exchange for our products and services provided on credit. U.S.-based segment revenue from two customers represented approximately 43% of total revenue for the quarter ended September 30, 2015, and U.S.-based segment accounts receivable from four customers represented approximately 91% of total U.S.-based segment accounts receivable at September 30, 2015. Taiwan-based segment revenue from three customers represented approximately 85% of total revenue for the quarter ended September 30, 2015, and Taiwan-based segment accounts receivable from four customers represented approximately 96% of total Taiwan-based segment accounts receivable at September 30, 2015. No other customers represented greater than 10% of total revenue in the quarter ended September 30, 2015.

We provide an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Payment terms for our U.S.-based segment require prepayment for our ZEE cameras before they are shipped and monthly Sentir licensing fees, which are due in advance on the first day of each month. For our U.S.-based segment, accounts receivable that are more than 120 days past due are considered delinquent. Payment terms for our Taiwan-based segment vary based on our agreements with our customers. Generally, we receive payment for our products and services within one year of commencing the project, except that we retain 5% of the total payment amount and release such amount one year after the completion of the project. Although our Taiwan-based segment had 61% of gross accounts receivables aged over 180 days at September 30, 2015, we provide an allowance for doubtful accounts for any receivables that will not be paid within one year, which excludes such retained amounts. For our U.S.-based segment, we set up doubtful accounts receivable allowances of $0 and $763 for the quarters ended September 30, 2015 and 2014, respectively. For our Taiwan-based segment, we set up doubtful accounts receivable allowances of $328,359 and $357,064 for the quarters ended September 30, 2015 and 2014, respectively. We deem the rest of our accounts receivable to be collectible based on certain factors, including the nature of the customer contracts and past experience with similar customers. Delinquent receivables are written off based on individual credit valuation and specific circumstances of the customer, and we generally do not charge interest on past due receivables.

Effects of Inflation

For the periods for which financial information is presented, we do not believe that the current levels of inflation in the United States have had a significant impact on our operations. Likewise, we do not believe that the current levels of inflation in Taiwan have had a significant impact on the operations of MEGAsys.

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Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 4.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, as of September 30, 2015, concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act was recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

In December 2013, we hired a new Chief Financial Officer who has experience in SEC reporting and disclosures. We now have two employees knowledgeable in SEC accounting and reporting. We have plans to hire additional financial personnel and to implement additional controls and processes involving both of our financial personnel in order to ensure all transactions are accounted for and disclosed in an accurate and timely manner. There have not been any other changes in our internal control over financial reporting identified by management’s evaluation pursuant to Rule 13a-15(d) or 15d-15(d) of the Exchange Act during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors, and instances of fraud, if any, within our company have been or will be prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or Board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Identified Material Weakness

As of September 30, 2015, we need to hire additional employees at MEGAsys that are knowledgeable in SEC accounting and reporting. Increased staffing at the subsidiary level will provide daily oversight of MEGAsys’s operations and minimize the likelihood of any material error in reporting the subsidiary’s results. Action plans are in place to address this staffing need during 2015.

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Management’s Remediation Initiatives

As our resources allow, we plan to add financial personnel at the subsidiary level to properly provide accurate and timely financial reporting and in the interim we have a GAAP knowledgeable independent local contractor in Taiwan that reports to U.S. headquarters and performs review and analysis as requested.

Segregation of Duties

As of September 30, 2015, we had two employees knowledgeable in SEC accounting and reporting. Our management has put in place policies and procedures designed, to the extent possible, to segregate the duties of initiating transactions, maintaining custody over assets, and recording transactions. Due to our size and limited resources, segregation of all conflicting duties may not always be possible and may not be economically feasible.

PART II – OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

We may be subject to legal proceedings in the ordinary course of business. As of the date of this Quarterly Report on Form 10-Q, we are not aware of any legal proceedings to which we are a party that we believe could have a material adverse effect on us.

ITEM 1A.	RISK FACTORS.

Not applicable.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

None

ITEM 3.	DEFAULT UPON SENIOR SECURITIES.

None.

ITEM 4.	MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.	OTHER INFORMATION.

None.

ITEM 6.	EXHIBITS.

Exhibit	Description

31.1	Certificate of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a)

31.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a)

32.1	Certificate of Principal Executive Officer Pursuant to Section 1350

32.2	Certificate of Principal Financial Officer Pursuant to Section 1350

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IVEDA SOLUTIONS, INC.

Date: November 16, 2015	/s/ David Ly
David Ly
Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ Robert J. Brilon
Robert J. Brilon
President and Chief Financial Officer (Principal Financial and Accounting Officer)

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Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO

EXCHANGE ACT RULE 13a-14(a) or RULE 15d-14(a)

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, David Ly, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Iveda Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 16, 2015

/s/ David Ly
David Ly
Chief Executive Officer and Chairman
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO

EXCHANGE ACT RULE 13a-14(a) or RULE 15d-14(a)

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, Robert J. Brilon, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Iveda Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 16, 2015

/s/ Robert J. Brilon
Robert J. Brilon
President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. § 1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, David Ly, Chief Executive Officer (principal executive officer) of Iveda Solutions, Inc. (the “Registrant”), certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 Chief Executive Officer and Chairman of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Quarterly Report on Form 10-Q for the period ended September 30, 2015 of the Registrant (the “Report”):

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: November 16, 2015

/s/ David Ly
David Ly
Chief Executive Officer and Chairman
(Principal Executive Officer)

This certification accompanies the Quarterly Report on Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Iveda Solutions, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Quarterly Report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. §1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, Robert J. Brilon, President and Chief Financial Officer (principal financial officer) of Iveda Solutions, Inc. (the “Registrant”), certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Quarterly Report on Form 10-Q for the period ended September 30, 2015 of the Registrant (the “Report”):

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: November 16, 2015

/s/ Robert J. Brilon
Robert J. Brilon
President and Chief Financial Officer
(Principal Financial and Accounting Officer)

This certification accompanies the Quarterly Report on Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Iveda Solutions, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Quarterly Report on Form 10-Q), irrespective of any general incorporation language contained in such filing.